January 19, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Stacie Gorman/ Ms. Brigitte Lippmann

Re:	La Rosa Holdings Corp.
Amendment No. 4 to Registration Statement on Form S-1 Filed December 14, 2022
File No. 333-264372

Dear Ms. Gorman and Ms. Lippmann:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of January 18, 2023 with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Please note that Amendment No. 6 to the Form S-1 (the “Form S-1/A”) contains only Exhibit 5.1 in response to the Staff’s comment.

Amendment No. 5 to Registration Statement on Form S-1

Exhibits

1. We note the statement in the legal opinion, filed as exhibit 5.1, that counsel expresses “no opinion herein as to the laws of any state or jurisdiction other than the federal laws of the United States of America, and, with respect to our opinion relating to the enforceability of the Warrants, the Option Warrants and the Representative’s Warrants, the laws of the State of New York." Please revise to reflect that counsel is not carving out the laws of Nevada in opining on the legality of the common stock and units. For guidance, see section II.B.3.b in Staff Legal Bulletin No. 19 (CF), dated October 14, 2011.

Exhibit 5.1 has been revised to include in the firm’s legal opinion the laws of the State of Nevada.

We trust that the above is responsive to your comment.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP
rcarmel@cmflllp.com